SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS	3

SPECIMEN ANNEX I

ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS OF LISTED COMPANIES

DATA IDENTIFYING ISSUER

TELEFÓNICA, S.A.

ENDING DATE OF REFERENCE FINANCIAL YEAR

31/12/2013

TAX IDENTIFICATION CODE

A-28015865

Registered name:

TELEFÓNICA, S.A.

Registered address:

Gran Vía número 28

28013 – MADRID-

1 44

ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS OF LISTED

COMPANIES

A.	REMUNERATION POLICY OF THE COMPANY FOR THE CURRENT FINANCIAL YEAR

A.1. Explain the company’s remuneration policy. This section will include information regarding:

•	General principles and foundations of the remuneration policy.

•	Most significant changes made to the remuneration policy from the policy applied during the prior financial year, as well as changes made during the financial year to the terms for exercising options already granted.

•	Standards used to establish the company’s remuneration policy.

•	Relative significance of the variable items of remuneration as compared to fixed items and standards used to determine the various components of the director remuneration package (remunerative mix).

Explain the remuneration policy

A.1.1. General principles and foundations of the remuneration policy.

The guiding principle of the Telefónica Group’s remuneration policy is to attract, retain and motivate the most outstanding professionals, in order to enable the Company to achieve its strategic objectives within the increasingly competitive and globalised context in which it operates, adopting the most appropriate measures and practices for such purpose. Such policy must be in line with the circumstances prevailing at any time, paying particular attention to changes in laws and regulations, best practices, recommendations and trends (both domestic and international) in connection with the remuneration of directors of listed companies and the conditions of the market; accordingly, the content of such policy is continuously reviewed and amendments are made as is deemed proper in light of the reviews carried out.

2 44

As regards Executive Directors and the performance of executive duties thereby, the guiding principles and standards within the framework described above are:

•	To adequately remunerate each Director for his/her professional merit, experience, dedication and responsibilities.

•	Transparency: as a paramount principle guiding the Company’s corporate governance system.

•	Competitiveness: in order to have the best professionals in the market, the remuneration package offered to the Executive Directors, both in terms of structure and of overall amount, must be competitive with that of comparable entities at the international level.

•	Link between remuneration and results: a significant portion of the total remuneration of the Executive Directors and Senior Executives is variable, and receipt thereof is tied to the achievement of pre-established, specific and quantifiable financial, business and value-creation objectives aligned with the Company’s interests.

•	Creation of shareholder value in a manner that is sustainable over time.

A.1.2. Most significant changes made to the remuneration policy from the policy applied during the prior financial year, as well as changes made during the financial year to the terms for exercising options already granted.

The Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, will submit to the next General Shareholders’ Meeting for approval a new long-term incentive plan whose main terms and conditions are described in section A.4 below.

The other components and features of the remuneration policy to be applied during financial year 2014 will be similar to those adopted in financial year 2013.

A.1.3. Standards used to establish the company’s remuneration policy.

At the proposal of the Committee, the Board takes the following into account in establishing the remuneration policy:

•	The provisions of the By-Laws and the Regulations of the Board:

The remuneration system and policy applicable to the Board of Directors of Telefónica, as well as the process for preparation thereof, are established in its By-Laws (article 35) and in its Regulations of the Board of Directors (article 34). Pursuant to the provisions of such texts, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, determines the amount that Directors are to receive for discharging the duties of supervision and collective decision-making inherent in their capacity and position, within the maximum limit set by the shareholders at the Company’s Ordinary General Shareholders’ Meeting.

3 44

The aforementioned remuneration, deriving from membership on the Board of Directors of Telefónica, is compatible with other remuneration received by Directors by reason of the executive duties they perform at the Company or by reason of any other advisory duties they may perform for the Company, other than those inherent in their capacity as Directors. Such remuneration is approved by the Board of Directors of the Company, at the proposal of the Nominating, Compensation and Corporate Governance Committee. Remuneration systems that are linked to the listing price of the shares or that entail the delivery of shares or of options thereon are submitted to the decision of the shareholders at the General Shareholders’ Meeting of the Company, as provided by applicable laws and regulations.

•	Applicable laws and regulations.

•	The objectives established in the Group, which allow, among other things, for the determination of the metrics to which annual and medium/long-term variable remuneration is tied.

•	Market data.

For more information on these standards, see section A.2.

A.1.4. Relative significance of the variable items of remuneration as compared to fixed items and standards used to determine the various components of the director remuneration package (remunerative mix).

The total remuneration of Executive Directors is made up of various components, primarily consisting of: (i) fixed remuneration, (ii) short-term variable remuneration, (iii) medium- and long-term variable remuneration, (iv) benefits, and (v) in-kind remuneration. Generally speaking, as regards the remunerative mix, it may be stated that approximately one-third of the total remuneration is fixed, with variable remuneration accounting for the remaining two-thirds.

As far as External Directors are concerned (i.e. Proprietary, Independent and Other External Directors), the aim of the remuneration policy within the framework described above is to adequately remunerate Directors for their professional merit and experience, as well as for the dedication provided and the responsibilities assumed by them, seeking to ensure that the remuneration paid does not compromise their independence. In addition, the remuneration must be aligned with the Company’s business strategy and key objectives.

Along these lines, the remuneration of External Directors in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount and of attendance fees for attending the meetings of such Advisory or Control Committees.

4 44

A.2.	Information regarding preparatory work and the decision-making process followed to determine the remuneration policy, and any role played by the remuneration committee and other control bodies in the configuration of the remuneration policy. This information shall include any mandate given to the remuneration committee, the composition thereof, and the identity of external advisers whose services have been used to determine the remuneration policy. There shall also be a statement of the nature of any directors who have participated in the determination of the remuneration policy.

Explain the process for determining the remuneration policy

A.2.1. Preparatory work and decision-making

During financial year 2013, the Nominating, Compensation and Corporate Governance Committee performed an analysis of the remuneration of the Executive Committee and of the Executive Chairman, as part of the process of periodic review of the remuneration policy applicable to the Board of Directors. In order to determine Telefónica’s reference market, the Committee established a series of objective standards, which were used to identify companies comparable with Telefónica. Such standards are described below:

1.- A sufficient number of companies to obtain results that are representative and statistically reliable and sound.

2.- Data on size (billing, assets, market capitalisation and number of employees) such that Telefónica may be placed at the median of the comparison group.

3.- Geographic distribution: primarily included companies of which the parent company is located in Continental Europe and in the United Kingdom, as well as representative American entities in the telecommunications industry that are benchmarks for the Company.

4.- Scope of responsibility: companies listed both on the IBEX 35 and on the FTSE Eurotop 100, consisting of the top-ranking securities listed on the London Stock Exchange.

5.- Distribution by sector: multi-sector sample, with homogeneous distribution among areas of activity.

Based on the results of this analysis, the Committee has proposed to the Board that the fixed remuneration of Directors, both executive and non-executive, not be increased in financial year 2014.

Likewise, the Committee analysed the other items of remuneration (short- and long-term variable, and other items) and deferred to the Board for the respective decisions in connection therewith.

5 44

In particular, the Committee worked on the design of a new long-term incentive plan to commence in 2014, for which purpose it analysed long-term incentives at reference companies within the telecommunications industry in Europe. Based on the conclusions from such work and on the reflection on the operation of previous incentive plans, the Committee submitted a proposed long-term incentive plan to the Board, whose main terms and conditions are described in section A.4. below, which the Board has resolved to submit to a decision of the shareholders at the next General Shareholders’ Meeting.

A.2.2. Remuneration Committee: Mandate

The Nominating, Compensation and Corporate Governance Committee, the duties of which are established in article 40 of the By-Laws and article 23 of the Regulations of the Board of Directors, plays a key role in the determination of the Telefónica Group’s remuneration policy and in the development and implementation of its components. Its mandate in the area of remuneration consists of continuously reviewing and updating the remuneration system applicable to Directors and Senior Executives and of designing new remuneration plans that enable the Company to attract, retain and motivate the most outstanding professionals, bringing their interests into line with the strategic objectives of the Company.

A.2.3. Remuneration Committee: Composition

Pursuant to article 40 of the By-Laws, the Committee shall be composed of not less than three Directors appointed by the Board of Directors; they must be external Directors, and the majority of them must be independent Directors. It is also provided that the Chairman of this Committee shall be an independent Director in all cases.

In this regard, the Committee is chaired by Mr. Alfonso Ferrari Herrero (External Independent Director), being members Mr. Carlos Colomer Casellas (External Independent Director), Mr. Peter Erskine (External Independent Director), Mr. Gonzalo Hinojosa Fernández de Angulo (External Independent Director), and Mr. Pablo Isla Álvarez de Tejera (External Independent Director).

A.2.4. Remuneration Committee: External Advisers

For the better performance of its duties, the Committee may request the Board to engage legal, accounting or financial advisers or other experts at the Company’s expense. In 2013, the following external advisers provided services to the Committee:

•	Towers Watson advised the Committee on the preparation of the remuneration benchmarking for the Executive Committee, including the Executive Chairman, and on the preparation of this report on remunerations and remuneration policy.

•	Garrigues and KPMG advised the Committee on matters related to benefit plans and contracts of the Executive Directors.

•	Kepler advised the Committee in connection with the Performance Share Plan, specifically as regards the determination of Total Shareholder Return, both at Telefónica and at the companies included in the FTSE Global Telecoms Index, for the 2011-2013 period.

6 44

A.3.	State the amount and nature of the fixed components, with a breakdown, if applicable, of remuneration for the performance by the executive directors of the duties of senior executives, of additional remuneration as chair or member of a committee of the board, of attendance fees for participation on the Board and the committees thereof or other fixed remuneration as director, and an estimate of the annual fixed remuneration to which they give rise. Identify other benefits that are not paid in cash and the basic parameters upon which such benefits are provided.

Explain the fixed components of remuneration

Directors receive remuneration for their activities as such, which is made up of the following items:

•	Fixed amount: fixed annual amount payable on a monthly basis, in line with market standards at comparable entities at the international level, in accordance with the positions held by any Director on the Board and the Committees thereof, broken down as follows:

•	Board of Directors:

•	Chairman: €240,000

•	Vice Chairman: €200,000

•	Non-executive Member: €120,000

•	Executive Commission:

•	Chairman: €80,000

•	Vice Chairman: €80,000

•	Non-executive Member: €80,000

•	Advisory or Control Committees:

•	Chairman: €22,400

•	Non-executive Member: €11,200

•	Attendance fees: Directors do not receive fees for attending the meetings of the Board of Directors or of the Executive Commission, and only receive fees for attending meetings of the Advisory or Control Committees. The amount received by each Director at each of the meetings attended by them comes to 1,000 euros.

7 44

•	Other remuneration: External Directors receive the remuneration to which they are entitled as members of certain Management Decision-making Bodies of some Subsidiaries and affiliates of Telefónica, and as members of various Territorial Advisory Councils (Andalusia, Catalonia and Valencia) and Regional and Business Councils (Europe, Latam and Digital).

At present, for their status as such, Directors do not receive any remuneration as pension or life insurance, nor do they participate in remuneration plans tied to the listing price of Telefónica’s shares, even though such form of remuneration is contemplated in the By-Laws of the Company.

In addition, as set forth above, Executive Directors receive a fixed annual remuneration amount, payable monthly, for the performance of executive duties at the Company. The amounts paid throughout 2013 were as follows:

•	Mr César Alierta Izuel: 2,230,800 euros.

•	Mr José María Alvarez-Pallete López: 1,923,100 euros.

•	Ms Eva Castillo Sanz: 1,264,000 euros.

•	Mr Santiago Fernández Valbuena: 1,287,446 euros.

Executive Directors also participate in:

•	the General Pension Plan for Executives of the Telefónica Group,

•	Benefit Plan for Executives, to which the Company makes contributions calculated as a percentage of the fixed remuneration of each Director, which varies according to the Director’s professional level within the organisation of the Company.

•	Life insurance, general health insurance and dental coverage.

In 2014, it is expected that the fixed remuneration described above will be similar to that of last year.

A.4	Explain the amount, nature and main features of the variable components of the remuneration systems.

In particular:

•	Identify each of the remuneration plans of which the directors are beneficiaries, the scope thereof, the date of approval thereof, the date of implementation thereof, the date of effectiveness thereof, and the main features thereof. In the case of share option plans and other financial instruments, the general features of the plan shall include information on the conditions for the exercise of such options or financial instruments for each plan.

8 44

•	State any remuneration received under profit-sharing or bonus schemes, and the reason for the accrual thereof;

•	Explain the fundamental parameters and rationale for any annual bonus plan.

•	The classes of directors (executive directors, external proprietary directors, external independent directors or other external directors) that are beneficiaries of remuneration systems or plans that include variable remuneration.

•	The rationale for such remuneration systems or plans, the chosen standards for evaluating performance, and the components and methods of evaluation to determine whether or not such evaluation standards have been met, and an estimate of the absolute amount of variable remuneration to which the current remuneration plan would give rise, based on the level of compliance with the assumption or goals used as the benchmark.

•	If applicable, information shall be provided regarding any payment deferral periods that have been established and/or the periods for retaining shares or other financial instruments.

Explain the variable components of the remuneration systems

As of the date of issuance of this Report, the remuneration policy contemplates the following variable components in the remuneration only for Executive Directors:

i) Short-term variable remuneration (bonus): At the proposal of the Committee, the Board revises this variable remuneration on an annual basis for implementation during each financial year. For purposes of the 2014 bonus, following a proposal of the Committee, the Board has selected those quantifiable and measurable metrics that best reflect the drivers of value creation within the Group. The relative weight of each metric in the accrual of the 2014 bonus is as follows:

9 44

•	85% of the objectives are operational and financial:

•	40% of the objectives are tied to OIBDA (“Operating Income Before Depreciation and Amortisation”), which reflects both the Group’s growth and changes in operating performance.

•	30% of the objectives are tied to operating revenue (“Operating Revenue”), which is used to measure the Group’s growth.

•	15% of the objectives are tied to operating cash flow (“Operating Cash Flow”), the generation of which makes it possible to reduce the debt load.

•	The remaining 15% of the objectives are qualitative, and refer to the satisfaction level of the Group’s customers, and they are measured by the Audit and Control Committee by using the standard criteria applicable to such indices.

The Executive Directors are also beneficiaries of a biennial bonus, tied to the revenues of the Digital Business. This incentive was introduced for a single two-year cycle (2013 and 2014) and will be paid in the first quarter of 2015 if the minimum performance thresholds are achieved.

The 2014 bonus to which the Executive Directors are entitled and which is payable in the first quarter of 2015 will be limited to a maximum amount of 225% of the fixed remuneration in the case of Mr César Alierta Izuel and of Mr José María Álvarez-Pallete López, and of 150% in the case of Mr Santiago Fernández Valbuena. Additionally, these percentages could be increased by 40% (in the case of Messrs Alierta and Álvarez-Pallete) and by 60% (in the case of Mr Fernández Valbuena) if the objectives set in connection with the additional biennial bonus related to the digital business are achieved.

The conditions of the annual variable remuneration system applicable to Executive Directors, including the structure, the maximum levels of remuneration, the objectives set and the weight of each of them are revised annually by the Nominating, Compensation and Corporate Governance Committee, based on the Company’s strategy and the needs and status of the business, and are submitted to the Board of Directors for approval.

ii) Short- and long-term variable (multi-annual) remuneration:

It consists of the delivery of Telefónica shares, tied to the achievement of medium- and long-term objectives, and as of the date of issuance of this Report, it applies solely to Executive Directors.

This policy contemplates the delivery of a specified number of Telefónica shares following compliance with the requirements established therein, and it is approved by the shareholders at the General Shareholders’ Meeting of the Company, who sets the basic terms and conditions of the plans following a proposal submitted by the Nominating, Compensation and Corporate Governance Committee to the Board of Directors.

As stated above, a new share plan is expected to be submitted to a decision of the shareholders at the upcoming General Shareholders’ Meeting, as the previous plan, approved by the General Shareholders’ Meeting of June 21, 2006, has come to an end in 2013.

10 44

Thus, it will be proposed for approval a long-term incentive Plan, consisting of delivery of Telefónica, S.A. shares, aimed at Telefónica Group’s Executives, including Telefónica, S.A. Executive Directors (called Performance & Investment Plan).

The Plan consists of the delivery to the participants (as defined below), a certain number of Telefónica, S.A. shares as variable remuneration and depending on the fulfilment of the objectives set out for each of the cycles in which the Plan will be divided.

The Plan will have a total duration of five (5) years and will be divided into three (3) cycles of three (3) years each of them (i.e., with the delivery of shares that apply in each cycle three years after the start of each cycle), independent of each other.

It is also intended to submit to the next General Shareholders’ Meeting an incentive purchase Plan for Telefónica, S.A. shares, directed towards Telefónica Group employees, including Executives, as well as Telefónica’s Executive Directors. The terms and conditions of this Plan are similar to that already adopted by the 2011 General Shareholders’ Meeting (see section C.1.v) of this report).

A.5.	Explain the main features of the long-term savings systems, including retirement and any other survival benefit, either wholly or partially financed by the company, and whether funded internally or externally, with an estimate of the equivalent annual amount or cost thereof, stating the type of plan, whether it is a defined-contribution or -benefit plan, the conditions for the vesting of economic rights in favour of the directors, and the compatibility thereof with any kind of indemnity for advanced or early termination of the labour relationship between the company and the director.

Also state the contributions on the director’s behalf to defined-contribution pension plans; or any increase in the director’s vested rights, in the case of contributions to defined-benefit plans.

Explain the long-term savings systems

Executive Directors participate in the General Pension Plan for employees of the Telefónica Group (the “General Pension Plan”). Such Plan is a defined-contribution plan, with contributions being made by the Company in an amount equal to 4.51% of the base salary (in the case of two of the Executive Directors) and to 6.87% of the base salary (in the case of one of the Executive Directors), plus 2.21% as a mandatory contribution applicable to all Executive Directors. This Plan is managed by Fonditel Pensiones, E.G.F.P.

11 44

In addition, Executive Directors participate in a Benefit Plan for Executives, approved in 2006 to supplement the current General Pension Plan. Under this Plan, Telefónica makes contributions based on a percentage of the fixed remuneration of each Director, which varies according to the Director’s professional level within the organisation of the Company.

Moreover, Executive Directors have life insurance with death or disability coverage.

A breakdown of the contributions made for each Director is provided in section D.1.a) iii) of this Report, Long-term savings systems.

A.6.	State any termination benefits agreed to or paid in case of termination of duties as a director.

Explain the termination benefits

No provision has been made for payment of termination benefits to Directors in the event of termination of their duties as such. Provision is made only for payment of termination benefits in the event of termination of the executive duties, if any, that Directors perform, as explained in section A.7. below.

A.7.	State the terms and conditions that must be included in the contracts of executive directors performing senior management duties. Include information regarding, among other things, the term, limits on termination benefit amounts, continuance in office clauses, prior notice periods, and payment in lieu of prior notice, and any other clauses relating to hiring bonuses, as well as benefits or golden parachutes due to advanced or early termination of the contractual relationship between the company and the executive director. Include, among other things, any clauses or agreements on non-competition, exclusivity, continuance in office or loyalty, and post-contractual non-competition.

Explain the terms of the contracts of the executive directors

The contracts governing the performance of duties and the responsibilities of each Executive Director and of Telefónica include the clauses that are ordinarily contained in these types of contracts, taking into account customary market practices in this regard, and seek to attract and retain the most outstanding professionals and to safeguard the legitimate interests of the Company.

12 44

The most significant terms and conditions of such contracts are described below.

a) Exclusivity, non-competition and termination benefits

The contracts executed with Executive Directors provide for an indefinite term and include a non-competition agreement. Such agreement provides that, upon termination of the respective contract and for the term of the agreement (one year following termination of the contract for any reason), the Executive Director may not render services, directly or indirectly, for his/her own account or on behalf of others, personally or through third parties, to Spanish or foreign companies whose business is the same as or similar to that of the Telefónica Group.

There is an exception in the event of dismissal that is wrongful or void and without reinstatement, so declared by a final court decision, arbitration award or administrative ruling without the possibility of appeal, in which case the Executive Director shall be released from the agreement not to compete.

The contracts with Executive Directors also prohibit, during the term thereof, the execution (whether personally or through intermediaries) of other employment, commercial or civil contracts with other companies or entities carrying out activities similar in nature to those of the Telefónica Group.

Finally, the contracts executed with Executive Directors provide that their employment relationship is compatible with the holding of other representative and management positions and with other professional situations in which the Director may be engaged at other entities within the Telefónica Group or at any other entities unrelated to the Group with the express knowledge of the Nominating, Compensation and Corporate Governance Committee and of the Board of Directors.

As regards the terms and conditions applicable to termination of contracts with Senior Executives and Directors as far as their executive duties are concerned, since 2006 the Company’s policy provides, in line with customary practice practices, for payment of termination benefits in an amount equal to two times annual salary, calculated as the last fixed remuneration and the arithmetic mean of the sum of the last two annual variable remuneration amounts, in the event of termination of the relationship for reasons attributable to the Company or upon the occurrence of objective circumstances, such as a change of control. Conversely, if the relationship is terminated upon breach attributable to the Senior Executives or Executive Director, there is no right to any kind of termination benefit.

Therefore, the contracts executed since 2006 have followed the aforementioned standards regarding termination benefits.

In the case of contracts executed prior to 2006, the termination benefits that the Senior Executives or Executive Director is entitled to receive under his/her contract do not conform to this policy but rather depend on their personal and professional circumstances and on the time when such contracts were signed. In such cases, the financial compensation agreed due to termination of the relationship, where applicable, may come to a maximum of four times annual salary depending on length of service at the Company. Each annual salary amount includes the last fixed remuneration and the arithmetic mean of the sum of the last two annual variable remuneration amounts received under the contract.

13 44

b) Prior notice

As regards prior notice in the event of termination of the contract of Executive Directors, the Executive Director has the duty to give prior notice in the event of such Director’s unilateral decision to terminate the contract; it is provided that notice of such unilateral decision must be provided in writing and not less than three months in advance, except in the event of force majeure. If the Executive Director fails to comply with this duty, he/she must pay to the Company an amount equal to the fixed remuneration accrued during the period for which no prior notice was given.

Such contracts do not include clauses regarding continuance in office.

c) Confidentiality and return of documents

While the relationship remains in effect and also following termination thereof, the duty of confidentiality applies to all information, data and any reserved or confidential documents that they are aware of and to which they have had access as a consequence of holding office.

d) Duty to comply with the regulatory system

Also included is the duty to observe all rules and obligations established in Telefónica’s regulatory system, which are set forth in Telefónica’s Regulations of the Board of Directors and Internal Rules of Conduct in the Securities Markets, among other rules.

A.8.	Explain any supplemental remuneration accrued by the directors in consideration for services provided other than those inherent in their position.

Explain the supplemental remuneration

As of the date of issuance of this Report, there is no supplemental remuneration accrued in favour of the Directors in consideration for services provided other than those inherent in their position.

A.9.	State any remuneration in the form of advances, loans or guarantees provided, with an indication of the interest rate, main features, and amounts potentially returned, as well as the obligations assumed on their behalf as a guarantee.

14 44

Explain the advances, loans and guarantees provided

As of the date of issuance of this Report, no advances, loans or guarantees have been provided to or on behalf of any Director.

A.10.	Explain the main features of in-kind remuneration.

Explain the in-kind remuneration.

In line with current market practices, Executive Directors receive, as in-kind remuneration, in addition to the life insurance with death or disability coverage as explained in section A.5, a general health insurance and dental coverage.

A.11.	State the remuneration accrued by the director by virtue of payments made by the listed company to a third party to which the director provides services, if such payments are intended to provide remuneration for the services thereof at the company.

Explain the remuneration accrued by the Director by virtue of the payments made by the listed company to a third party to which the Director provides services

As of the date of issuance of this Report, no such remuneration has accrued.

A.12.	Any item of remuneration other than those listed above, of whatever nature and provenance within the group, especially when it is deemed to be a related-party transaction or when the making thereof detracts from a true and fair view of the total remuneration accrued by the director.

Explain the other items of remuneration

As of the date of issuance of this Report, the Director remuneration system does not provide for any additional item of remuneration other than those explained in the preceding sections.

15 44

A.13.	Explain the actions taken by the company regarding the remuneration system in order to reduce exposure to excessive risk and align it with the long-term goals, values and interests of the company, including any reference to: measures provided to ensure that the remuneration policy takes into account the long-term results of the company, measures establishing an appropriate balance between the fixed and variable components of remuneration, measures adopted with respect to those categories of personnel whose professional activities have a significant impact on the entity’s risk profile, recovery formulas or clauses to be able to demand the return of the variable components of remuneration based on results if such components have been paid based on data that is later clearly shown to be inaccurate, and measures provided to avoid any conflicts of interest.

Explain actions taken to reduce risks

A.13.1. Telefónica’s remuneration policy has been designed by taking into account the Company’s strategy and results over the long term:

•	The total remuneration of Executive Directors and Senior Executives is made up of various items, primarily consisting of: (i) fixed remuneration, (ii) short-term variable remuneration and (iii) medium- and long-term variable remuneration. In the case of Executive Directors, this long-term component accounts for 30% to 40% of the remuneration in a scenario of standard achievement of objectives (fixed + short-term variable + medium and long-term variable).

•	Medium- and long-term variable remuneration plans are designed as multi-annual in order to ensure that the evaluation process is based on long-term results and that the underlying economic cycle of the Company is taken into account. This remuneration is granted and paid in the form of shares based on the creation of value, such that the Executives’ interests are aligned with those of the shareholders. In addition, they involve overlapping cycles that generally follow one another indefinitely over time, with a permanent focus on the long term in all decision-making.

A.13.2. Telefónica’s remuneration policy establishes an appropriate balance between the fixed and variable components of remuneration:

•	The design of the remuneration scheme provides for a balanced and efficient relationship between fixed and variable components: in a scenario of standard achievement of the objectives tied to variable remuneration, the fixed remuneration of Executive Directors accounts for approximately 30% of the total remuneration (fixed + short-term variable + medium- and long-term variable). This proportion is deemed to be sufficiently high and not excessive, given that in certain cases of failure to achieve objectives, may lead to no amount being received as variable remuneration.

16 44

•	Thus, the variable components of remuneration are flexible enough to allow for modulation thereof, to the extent that they may be eliminated altogether. In a scenario objectives tied to variable remuneration are not achieved, Executive Directors and Senior Executives would only receive fixed remuneration. In fact, under the fifth cycle of the Performance Share Plan (“PSP”), which ended in 2013, no shares were delivered, as the Company’s Board of Directors, following the review carried out by the Nominating, Compensation and Corporate Governance Committee (based on the verification performed by the external adviser Kepler), verified that the Total Shareholder Return objective had not been attained.

•	There is no guaranteed variable remuneration. Such remuneration is exceptional in nature and only applies after the first year of employment of new personnel.

As regards measures adopted with respect to those categories of personnel whose professional activities have a significant impact on the entity’s risk profile:

•	The Nominating, Compensation and Corporate Governance Committee is responsible for reviewing and analysing the remuneration policy and the implementation thereof. Approximately 1,400 Executives fall within the scope of the Committee’s work. This group includes professionals whose activities may have a significant impact on the entity’s risk profile.

•	Also, the Company’s Audit and Control Committee participates in the process of decision-making in connection with the short-term variable remuneration (bonus) of Executive Directors, by verifying the economic/financial information that may be included as part of the objectives set for purposes of such remuneration, as this Committee must first verify the Company’s results as a basis for calculation of the respective objectives.

•	The Nominating, Compensation and Corporate Governance Committee is made up of 5 members, 3 of whom are also members of the Audit and Control Committee. Specifically, both the Chairman of the Nominating, Compensation and Corporate Governance Committee and the Chairman of the Audit and Control Committee sit on both Committees. The interlocking presence of Directors in these two Committees ensures that the risks associated with remuneration are taken into account in the discussions at both Committees and in their proposals to the Board, both for determining and in the process of evaluating annual and multi-annual incentives.

A.13.3. With respect to claw-back formulas or clauses to be able to demand the return of the variable components of remuneration based on results if such components have been paid based on data that is later clearly shown to be inaccurate, and measures provided to avoid any conflicts of interest, one should take into account that:

•	The Nominating, Compensation and Corporate Governance Committee has the power to propose to the Board of Directors that payment of variable remuneration be cancelled in these circumstances.

•	Furthermore, the Nominating, Compensation and Corporate Governance Committee must evaluate whether exceptional circumstances of this kind may even lead to termination of the relationship with the respective responsible party or parties, proposing to the Board of Directors the adoption of such measures as may be appropriate.

17 44

B	REMUNERATION POLICY FOR FUTURE FINANCIAL YEARS

B.1	Provide a general forecast of the remuneration policy for future financial years that describes such policy with respect to: fixed components and attendance fees and remuneration of a variable nature, relationship between remuneration and results, benefits systems, terms of the contracts of executive directors, and outlook for more significant changes in remuneration policy as compared to prior financial years.

General forecast of remuneration policy

As of the date of issuance of this Report, it is expected that the principles and standards governing the current remuneration policy as described in the preceding sections will be similar to those in effect at present. Accordingly, without prejudice to the new long-term incentive plan to be submitted for approval of the shareholders at the General Shareholders’ Meeting, and unless the competent corporate decision-making bodies resolve to make changes if regulatory, strategic, financial or other circumstances or events occur that so advise, it is expected that the remuneration level established in 2013 will be maintained.

B.2.	Explain the decision-making process for configuring the remuneration policy for future financial years, and any role played by the remuneration committee.

Explain the decision-making process for configuring the remuneration policy

It is expected that the decision-making process for configuring the remuneration policy for future financial years, as well as any role played by the Nominating, Compensation and Corporate Governance Committee, will be similar to those described in sections A.1. and A.2, without any changes thereto being contemplated at the moment.

B.3.	Explain the incentives created by the company in the remuneration system to reduce exposure to excessive risks and to align them with the long-term goals, values and interests of the company.

Explain the incentives created to reduce risks

18 44

During the year, the Nominating, Compensation and Corporate Governance Committee monitors the objectives tied to annual and multi-annual incentives. The final evaluation, based on the results for the respective entire measurement period (which are provided by the Planning, Budget and Control area), also takes into account the quality of results over the long term and any associated risks. As explained above, the Audit and Control Committee first verifies the Group’s results that are taken into consideration for calculation of the objectives set for receipt of short-term variable remuneration (bonus).

It should also be noted that as regards share plans (medium- and long-term remuneration), an external adviser, Kepler, advises the Nominating, Compensation and Corporate Governance Committee regarding the determination of Total Shareholder Return, both at Telefónica and at the companies included in the FTSE Global Telecoms Index.

The Nominating, Compensation and Corporate Governance Committee is made up of 5 members, 3 of whom are also members of the Audit and Control Committee. Specifically, both the Chairman of the Nominating, Compensation and Corporate Governance Committee and the Chairman of the Audit and Control Committee sit on both Committees.

The duties of the Audit and Control Committee include monitoring the efficiency of the Company’s internal control and risk management systems. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a) the types of risk (operational, technological, financial, legal and reputational) facing the Company;

b) the determination of the risk level the Company sees as acceptable;

c) the measures to mitigate the impact of the identified risks, should they materialise; and

d) the control and information systems to be used to control and manage the above-mentioned risks.

The interlocking presence of Directors in these two Committees ensures that the risks associated with remuneration are taken into account in the discussions at both Committees and in their proposals to the Board, both for purposes of the determination and in the process of evaluation of annual and multi-annual incentives.

C	OVERALL SUMMARY OF THE APPLICATION OF THE REMUNERATION POLICY DURING THE FINANCIAL YEAR JUST ENDED

19 44

C.1	Summarise the main features of the structure and items of remuneration from the remuneration policy applied during the financial year just ended, which give rise to the breakdown of individual remuneration accrued by each of the directors as reflected in section D of this report, and provide a summary of the decisions made by the board to apply such items.

Explain the structure and items of remuneration from the remuneration policy applied during the financial year

1.-	As regards Executive Directors, the structure and items of remuneration from the remuneration policy applied during financial year 2013 are described below:

i) Fixed Remuneration

Pursuant to the contracts approved by the Board at the proposal of the Nominating, Compensation and Corporate Governance Committee, the fixed remuneration of Executive Directors for financial year 2013 came to the overall amount of 6,705,346 euros.

ii) Short-term Variable Remuneration (annual)

As regards the 2013 bonus, payable in 2014, throughout the year the Committee monitored the objectives set; the final evaluation is performed based on the audited results for 2013, which are first examined by the Audit and Control Committee, and on the level of achievement of the objectives. Following such examination, the Committee prepares a bonus proposal that is submitted to the Board of Directors for approval. The Committee also takes into account the quality of results over the long term and any associated risks in formulating the variable remuneration proposal. During the process of evaluation of financial year 2013, the Committee reviewed the objectives set (including, among others, OIBDA, operating revenues and cash flow) and the level of achievement thereof. (HR REVIEW)

The Executive Directors received during the first quarter of 2014, corresponding to the objectives set for 2013, the amounts that can be broken down as follows:

•	Mr César Alierta Izuel: 3,050,000 euros

•	Mr José María Álvarez-Pallete López: 2,900,000 euros

•	Ms Eva Castillo Sanz: 1,463,712 euros

•	Mr Santiago Fernández Valbuena: 1,441,424 euros

20 44

It should also be noted that the amounts paid in 2013 as variable remuneration (bonus) for achievement of the objectives defined for 2012 were as follows, as set forth in Note 21. f) of the Annual Report for financial year 2013, attached to section E of this Report.

•	Mr César Alierta Izuel: 3,497,448 euros

•	Mr José María Álvarez-Pallete López: 1,626,713 (it is noted that he was appointed Chief Executive Officer—C.O.O- on 17 September, 2012).

•	Ms Eva Castillo Sanz: 323,647 euros (it is noted that she was appointed Chair of Telefónica Europe on 17 September 2012, and thus commenced her executive duties within the Telefónica Group on that date).

•	Mr Santiago Fernández Valbuena: 1,360,418 euros.

iii) Medium- and Long-term Variable Remuneration (multi-annual):

In 2013, Telefónica’s medium- and long-term variable remuneration policy was implemented through two plans: the Performance Share Plan (“PSP”) and the Performance & Investment Plan (“PIP”), described above.

a) As regards the Performance Share Plan (“PSP”), the fifth and last cycle thereof, with a duration of 3 years, began in 2010 and ended on 1 July 2013. In order to determine the specific number of shares to be delivered at the end of such cycle, Kepler provided to the Nominating, Compensation and Corporate Governance Committee the results of Telefónica’s Total Shareholder Return (“TSR”) compared to this same metric at the companies included in the FTSE Global Telecoms Index during the same period. In order to determine the level of achievement attained, the following scale, established at the beginning of the plan, was used:

•	If the Telefónica TSR percentile is below the median, 0% of the allotted shares are vested.

•	If the Telefónica TSR percentile coincides with the median, 30% of the allotted shares are vested.

•	If the Telefónica TSR percentile falls within the upper quartile and above the median, 100% of the allotted shares are vested.

•	Intermediate figures are calculated by linear interpolation.

Kepler provided advice to the Nominating, Compensation and Corporate Governance Committee regarding the determination of the TSR, both at Telefónica and at the companies included in the FTSE Global Telecoms Index. As regards the fifth and last cycle of this Plan (which ended in 2013), Telefónica’s TSR ended below the median according to the established scale of achievement. Therefore, the participants in the fifth cycle of the PSP, among whom the Executive Directors are included, were not entitled to receive any of the shares allotted in 2010.

21 44

b) With regard to the Performance & Investment Plan (“PIP”), in October 2013 the Board of Directors resolved to allot the shares for the third and last cycle thereof (2013-2016). A breakdown of the shares allotted under this Plan can be found in section D.1.a) ii) of this Report, Share-based remuneration systems.

iv) Benefits

Additionally, Executive Directors received the following benefits:

•	General health insurance and dental coverage.

•	Life insurance with death or disability coverage.

•	Pension/Retirement Plan: Executive Directors participate in the General Pension Plan applicable to employees of the Telefónica Group.

Furthermore, the Executive Directors participate in a Benefit Plan for Executives, to which the Company made contributions, in order to supplement the current General Pension Plan. Such contributions were calculated as a percentage of the fixed remuneration of each Director.

v) Other Payments

Under the Global Employee Share Plan (“GESP”, 2nd cycle, 2012-2014), Telefónica’s employees, including Executive Directors, may acquire Telefónica shares for an annual maximum amount of 1,200 euros and a minimum of 300 euros over a twelve-month period (purchase period). The Company will deliver, free of charge, a number of shares equal to the number of acquired shares subject to the condition of continued employment during one year following the purchase period (vesting period). Continued employment for one year following the purchase period is required in order to receive at no charge the same number of shares as those acquired.

2.-	In addition, as regards Directors in their capacity as such, the structure and remuneration items from the remuneration policy applied during financial year 2013 are described below:

Fixed amount for membership on the Board, the Executive Commission and Advisory or Control Committees: 3,294,668 euros.

Attendance fees for attending the meetings of the Advisory or Control Committees: 222,000 euros.

Finally, the remuneration paid for membership in certain Boards of some Subsidiaries and affiliates of Telefónica and for membership in the Territorial Advisory Councils (Andalusia, Catalonia and Valencia) and Regional and Business Councils (Europe, Latam and Digital) came to the sum of 1,684,962 euros.

22 44

D.	BREAKDOWN OF INDIVIDUAL REMUNERATION ACCRUED BY EACH OF THE DIRECTORS

NAME	Typology	Financial Year 2013
PABLO ISLA ÁLVAREZ DE TEJERA	Independent	From 2013/01/01 to 2013/12/31
ANTONIO MASSANELL LAVILLA	Proprietary	From 2013/01/01 to 2013/12/31
CHANG XIAOBING	Proprietary	From 2013/01/01 to 2013/12/31
IGNACIO MORENO MARTÍNEZ	Proprietary	From 2013/01/01 to 2013/12/31
EVA CASTILLO SANZ	Executive	From 2013/01/01 to 2013/12/31
CESAR ALIERTA IZÚEL	Executive	From 2013/01/01 to 2013/12/31
JOSÉ MARÍA ABRIL PÉREZ	Proprietary	From 2013/01/01 to 2013/12/31
ISIDRO FAINÉ CASAS	Proprietary	From 2013/01/01 to 2013/12/31
JULIO LINARES LÓPEZ	Other External	From 2013/01/01 to 2013/12/31
JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	Executive	From 2013/01/01 to 2013/12/31
CARLOS COLOMER CASELLAS	Independent	From 2013/01/01 to 2013/12/31
JOSÉ FERNANDO DE ALMANSA MORENO-BARREDA	Independent	From 2013/01/01 to 2013/12/31
FRANCISCO JAVIER DE PAZ MANCHO	Independent	From 2013/01/01 to 2013/12/31
PETER ERSKINE	Independent	From 2013/01/01 to 2013/12/31
SANTIAGO FERNÁNDEZ VALBUENA	Executive	From 2013/01/01 to 2013/12/31
ALFONSO FERRARI HERRERO	Independent	From 2013/01/01 to 2013/12/31
GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	Independent	From 2013/01/01 to 2013/12/31
LUIZ FERNANDO FURLÁN	Independent	From 2013/01/01 to 2013/12/31

23 44

D.1.	Complete the following tables regarding the individualised remuneration of each of the directors (including remuneration for the performance of executive duties) accrued during the financial year.

a) Accrued remuneration at the company covered by this report:

24 44

i)	Cash remuneration (in thousands of €)

Name	Salary	Fixed remuneration	Attendance fees	Short-term variable remuneration	Long-term variable remuneration	Remuneration for belonging to Committees of the Board	Termination benefits	Other items	Total year 2013	Total year 2012
D. CÉSAR ALIERTA IZUEL	2,231	240	0	3,050	0	80	0	205	5,806	6,350
D. ISIDRO FAINÉ CASAS	0	200	0	0	0	80	0	8	288	327
D. JOSÉ MARÍA ABRIL PÉREZ	0	200	8	0	0	96	0	0	304	353
D. JULIO LINARES LÓPEZ	0	200	7	0	0	20	0	0	227	32,815
D. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	1,923	0	0	2,900	0	0	0	128	4,951	2,610
D. FERNANDO DE ALMANSA MORENO-BARREDA	0	120	17	0	0	38	0	8	183	214
Dª. EVA CASTILLO SANZ	1,264	0	0	1,464	0	0	0	50	2,778	518
D. CARLOS COLOMER CASELLAS	0	120	25	0	0	140	0	8	293	321
D. PETER ERSKINE	0	120	29	0	0	125	0	0	274	312
D. SANTIAGO FERNÁNDEZ VALBUENA	0	0	0	0	0	0	0	0	0	0
D. ALFONSO FERRARI HERRERO	0	120	44	0	0	163	0	8	335	398
D. LUIZ FERNANDO FURLÁN	0	120	0	0	0	5	0	0	125	149
D. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	0	120	44	0	0	159	0	8	331	381
D. PABLO ISLA ÁLVAREZ DE TEJERA	0	120	9	0	0	35	0	0	164	212
D. ANTONIO MASSANELL LAVILLA	0	120	17	0	0	56	0	8	201	235
D. IGNACIO MORENO MARTÍNEZ	0	120	9	0	0	20	0	0	149	135
D. JAVIER DE PAZ MANCHO	0	120	13	0	0	118	0	0	251	298
D. CHANG XIAOBING	0	120	0	0	0	0	0	0	120	135

25 44

ii)	Share-based remuneration systems

CESAR ALIERTA IZUEL

Performance Share Plan (“PSP”)

Date of	Ownership of options at begining of 2013				Options allocated during 2013
Implementation	Nº Options	Shares affected	Exercise price (€)	Exercise period	Nº Options	Shares affected	Exercise price (€)	Exercise period
21/06/2006	0	170,897	15.66	3 years	0	0	0.00	0

Conditions: Continued employment at the Company and maximum achievement of the TSR objective set for each cycle.

Shares delivered during 2013			Options exercised in year 2013				Options expired and no exercised	Options at end of year 2013
Nº Shares	Price	Amount	Exercise price (€)	Nº Options	Shares affected	Gross profit (m€)	Nº Options	Nº Options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	0	0	0,00	0

Other requirements for exercise: 0

CESAR ALIERTA IZUEL

“Global Employee Share Plan” (“GESP”)

Date of	Ownership of options at begining of 2013				Options allocated during 2013
Implementation	Nº Options	Shares affected	Exercise price (€)	Exercise period	Nº Options	Shares affected	Exercise price (€)	Exercise period
18/05/2011	0	10	11.00	1 year (after end of purchase period)	0	100	11.00	1 year (after end of purchase period)

Conditions: Continued employment at the Company and retaining the shares for an additional year following the purchase period (vesting period); right to receive one free-of-charge share for each shares acquired and retained.

Shares delivered during 2013			Options exercised in year 2013				Options expired and no exercised	Options at end of year 2013
Nº Shares	Price	Amount	Exercise price (€)	Nº Options	Shares affected	Gross profit (m€)	Nº Options	Nº Options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

26 44

CESAR ALIERTA IZUEL

2011 Performance & Investment Plan (“PIP”)

Date of	Ownership of options at begining of 2013				Options allocated during 2013
Implementation	Nº Options	Shares affected	Exercise price (€)	Exercise period	Nº Options	Shares affected	Exercise price (€)	Exercise period
18/05/2011	0	390,496	17.85	3 years	0	0	0.00	0

Conditions: Continued employment at the Company, compliance with the “co-investment” requirement established in such Plan and maximum achievement of the TSR objective set for each cycle.

Shares delivered during 2013			Options exercised in year 2013				Options expired and no exercised	Options at end of year 2013
Nº Shares	Price	Amount	Exercise price (€)	Nº Options	Shares affected	Gross profit (m€)	Nº Options	Nº Options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

CESAR ALIERTA IZUEL

2012 Performance & Investment Plan (“PIP”)

Date of	Ownership of options at begining of 2013				Options allocated during 2013
Implementation	Nº Options	Shares affected	Exercise price (€)	Exercise period	Nº Options	Shares affected	Exercise price (€)	Exercise period
18/05/2011	0	506,901	9.65	3 years	0	0	0.00	0

Conditions: Continued employment at the Company, compliance with the “co-investment” requirement established in such Plan and maximum achievement of the TSR objective set for each cycle.

Shares delivered during 2013			Options exercised in year 2013				Options expired and no exercised	Options at end of year 2013
Nº Shares	Price	Amount	Exercise price (€)	Nº Options	Shares affected	Gross profit (m€)	Nº Options	Nº Options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

27 44

CESAR ALIERTA IZUEL

2013 Performance & Investment Plan (“PIP”)

Date of	Ownership of options at begining of 2013				Options allocated during 2013
Implementation	Nº Options	Shares affected	Exercise price (€)	Exercise period	Nº Options	Shares affected	Exercise price (€)	Exercise period
18/05/2011	0	0	0.00	0	0	506,250	10.39	3 years

Conditions: Continued employment at the Company, compliance with the “co-investment” requirement established in such Plan and maximum achievement of the TSR objective set for each cycle.

Shares delivered during 2013			Options exercised in year 2013				Options expired and no exercised	Options at end of year 2013
Nº Shares	Price	Amount	Exercise price (€)	Nº Options	Shares affected	Gross profit (m€)	Nº Options	Nº Options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ

Performance Share Plan (“PSP”)

Date of	Ownership of options at begining of 2013				Options allocated during 2013
Implementation	Nº Options	Shares affected	Exercise price (€)	Exercise period	Nº Options	Shares affected	Exercise price (€)	Exercise period
21/06/2006	0	77,680	15.66	3 years	0	0	0.00	0

Conditions: Continued employment at the Company and maximum achievement of the TSR objective set for each cycle.

Shares delivered during 2013			Options exercised in year 2013				Options expired and no exercised	Options at end of year 2013
Nº Shares	Price	Amount	Exercise price (€)	Nº Options	Shares affected	Gross profit (m€)	Nº Options	Nº Options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

28 44

JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ

“Global Employee Share Plan” (“GESP”)

Date of Implementation	Ownership of options at begining of 2013				Options allocated during 2013
	Nº Options	Shares affected	Exercise price (€)	Exercise period	Nº Options	Shares affected	Exercise price (€)	Exercise period
18/05/2011	0	10	11.00	1 year (after end of purchase period)	0	100	11.00	1 year (after end of purchase period)

Conditions: Continued employment at the Company and retaining the shares for an additional year following the purchase period (vesting period); right to receive one free-of-charge share for each shares acquired and retained.

Shares delivered during 2013			Options exercised in year 2013				Options expired and no exercised	Options at end of year 2013
Nº Shares	Price	Amount	Exercise price (€)	Nº Options	Shares affected	Gross profit (m€)	Nº Options	Nº Options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ

2011 Performance & Investment Plan (“PIP”)

Date of Implementation	Ownership of options at begining of 2013				Options allocated during 2013
	Nº Options	Shares affected	Exercise price (€)	Exercise period	Nº Options	Shares affected	Exercise price (€)	Exercise period
18/05/2011	0	124,249	17.85	3 years	0	0	0.00	0

Conditions: Continued employment at the Company, compliance with the “co-investment” requirement established in such Plan and maximum achievement of the TSR objective set for each cycle.

Shares delivered during 2013			Options exercised in year 2013				Options expired and no exercised	Options at end of year 2013
Nº Shares	Price	Amount	Exercise price (€)	Nº Options	Shares affected	Gross profit (m€)	Nº Options	Nº Options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

29 44

JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ

2012 Performance & Investment Plan (“PIP”)

Date of Implementation	Ownership of options at begining of 2013				Options allocated during 2013
	Nº Options	Shares affected	Exercise price (€)	Exercise period	Nº Options	Shares affected	Exercise price (€)	Exercise period
18/05/2011	0	293,955	9.65	3 years	0	0	0.00	0

Conditions: Continued employment at the Company, compliance with the “co-investment” requirement established in such Plan and maximum achievement of the TSR objective set for each cycle.

Shares delivered during 2013			Options exercised in year 2013				Options expired and no exercised	Options at end of year 2013
Nº Shares	Price	Amount	Exercise price (€)	Nº Options	Shares affected	Gross profit (m€)	Nº Options	Nº Options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ

2013 Performance & Investment Plan (“PIP”)

Date of Implementation	Ownership of options at begining of 2013				Options allocated during 2013
	Nº Options	Shares affected	Exercise price (€)	Exercise period	Nº Options	Shares affected	Exercise price (€)	Exercise period
18/05/2011	0	0	0.00	0	0	300,000	10.39	3 years

Conditions: Continued employment at the Company, compliance with the “co-investment” requirement established in such Plan and maximum achievement of the TSR objective set for each cycle.

Shares delivered during 2013			Options exercised in year 2013				Options expired and no exercised	Options at end of year 2013
Nº Shares	Price	Amount	Exercise price (€)	Nº Options	Shares affected	Gross profit (m€)	Nº Options	Nº Options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

30 44

SANTIAGO FERNÁNDEZ VALBUENA

Performance Share Plan (“PSP”)

Date of	Ownership of options at begining of 2013				Options allocated during 2013
Implementation	Nº Options	Shares affected	Exercise price (€)	Exercise period	Nº Options	Shares affected	Exercise price (€)	Exercise period
21/06/2006	0	77,680	15.66	3 years	0	0	0.00	0

Conditions: Continued employment at the Company and maximum achievement of the TSR objective set for each cycle.

Shares delivered during 2013			Options exercised in year 2013				Options expired and no exercised	Options at end of year 2013
Nº Shares	Price	Amount	Exercise price (€)	Nº Options	Shares affected	Gross profit (m€)	Nº Options	Nº Options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

SANTIAGO FERNÁNDEZ VALBUENA

“Global Employee Share Plan” (“GESP”)

Date of	Ownership of options at begining of 2013				Options allocated during 2013
Implementation	Nº Options	Shares affected	Exercise price (€)	Exercise period	Nº Options	Shares affected	Exercise price (€)	Exercise period
18/05/2011	0	0	0.00	0	0	100	11.00	1 year (after end of purchase period)

Conditions: Continued employment at the Company and retaining the shares for an additional year following the purchase period (vesting period); right to receive one free-of-charge share for each shares acquired and retained.

Shares delivered during 2013			Options exercised in year 2013				Options expired and no exercised	Options at end of year 2013
Nº Shares	Price	Amount	Exercise price (€)	Nº Options	Shares affected	Gross profit (m€)	Nº Options	Nº Options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

31 44

SANTIAGO FERNÁNDEZ VALBUENA

2011 Performance & Investment Plan (“PIP”)

	Ownership of options at begining of 2013				Options allocated during 2013
Date of Implementation	Nº Options	Shares affected	Exercise price (€)	Exercise period	Nº Options	Shares affected	Exercise price (€)	Exercise period
18/05/2011	0	124,249	17.85	3 years	0	0	0.00	0

Conditions: Continued employment at the Company, compliance with the “co-investment” requirement established in such Plan and maximum achievement of the TSR objective set for each cycle.

Shares delivered during 2013			Options exercised in year 2013				Options expired and no exercised	Options at end of year 2013
Nº Shares	Price	Amount	Exercise price (€)	Nº Options	Shares affected	Gross profit (m€)	Nº Options	Nº Options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

SANTIAGO FERNÁNDEZ VALBUENA

2012 Performance & Investment Plan (“PIP”)

Date of	Ownership of options at begining of 2013				Options allocated during 2013
Implementation	Nº Options	Shares affected	Exercise price (€)	Exercise period	Nº Options	Shares affected	Exercise price (€)	Exercise period
18/05/2011	0	161,287	9.65	3 years	0	0	0.00	0

Conditions: Continued employment at the Company, compliance with the “co-investment” requirement established in such Plan and maximum achievement of the TSR objective set for each cycle.

Shares delivered during 2013			Options exercised in year 2013				Options expired and no exercised	Options at end of year 2013
Nº Shares	Price	Amount	Exercise price (€)	Nº Options	Shares affected	Gross profit (m€)	Nº Options	Nº Options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

32 44

SANTIAGO FERNÁNDEZ VALBUENA

2013 Performance & Investment Plan (“PIP”)

Date of	Ownership of options at begining of 2013				Options allocated during 2013
Implementation	Nº Options	Shares affected	Exercise price (€)	Exercise period	Nº Options	Shares affected	Exercise price (€)	Exercise period
18/05/2011	0	0	0.00	0	0	162,500	10.39	3 years

Conditions: Continued employment at the Company, compliance with the “co-investment” requirement established in such Plan and maximum achievement of the TSR objective set for each cycle.

Shares delivered during 2013			Options exercised in year 2013				Options expired and no exercised	Options at end of year 2013
Nº Shares	Price	Amount	Exercise price (€)	Nº Options	Shares affected	Gross profit (m€)	Nº Options	Nº Options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

EVA CASTILLO SANZ

2012 Performance & Investment Plan (“PIP”)

Date of	Ownership of options at begining of 2013				Options allocated during 2013
Implementation	Nº Options	Shares affected	Exercise price (€)	Exercise period	Nº Options	Shares affected	Exercise price (€)	Exercise period
18/05/2011	0	149,787	9.65	3 years	0	0	0.00	0

Conditions: Continued employment at the Company, compliance with the “co-investment” requirement established in such Plan and maximum achievement of the TSR objective set for each cycle.

Shares delivered during 2013			Options exercised in year 2013				Options expired and no exercised	Options at end of year 2013
Nº Shares	Price	Amount	Exercise price (€)	Nº Options	Shares affected	Gross profit (m€)	Nº Options	Nº Options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

33 44

EVA CASTILLO SANZ

2013 Performance & Investment Plan (“PIP”)

Date of	Ownership of options at begining of 2013				Options allocated during 2013
Implementation	Nº Options	Shares affected	Exercise price (€)	Exercise period	Nº Options	Shares affected	Exercise price (€)	Exercise period
18/05/2011	0	0	0	0	0	162,500	10.39	3 years

Conditions: Continued employment at the Company, compliance with the “co-investment” requirement established in such Plan and maximum achievement of the TSR objective set for each cycle.

Shares delivered during 2013			Options exercised in year 2013				Options expired and no exercised	Options at end of year 2013
Nº Shares	Price	Amount	Exercise price (€)	Nº Options	Shares affected	Gross profit (m€)	Nº Options	Nº Options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

iii)	Long-term savings systems

	Contribution for the year by the Company (€ thousands)		Amount of accumulated funds (€ thousands)
Name	Year 2013	Year 2012	Year 2013	Year 2012
CESAR ALIERTA IZUEL	1,023	1,023	308	279
JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	550	422	65	49
EVA CASTILLO SANZ	394	107	26	13
SANTIAGO FERNÁNDEZ VALBUENA	0	0	146	138
JULIO LINARES LÓPEZ	0	484	302	285

34 44

iv)	Other benefits (in thousands of €)

CÉSAR ALIERTA IZUEL

Remuneration in the form of advances, loans
Interest rate for the transaction		Main features of the transaction	Amounts potentially returned
0.00		None	None

Life insurance premiums		Guarantees given by the company in favor of the directors
Year 2013	Year 2012	Year 2013	Year 2012
104	45	None	None

JULIO LINARES LÓPEZ

Remuneration in the form of advances, loans
Interest rate for the transaction		Main features of the transaction	Amounts potentially returned
0.00		None	None

Life insurance premiums		Guarantees given by the company in favor of the directors
Year 2013	Year 2012	Year 2013	Year 2012
0	38	None	None

35 44

JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ

Remuneration in the form of advances, loans
Interest rate for the transaction		Main features of the transaction	Amounts potentially returned
0.00		None	None

Life insurance premiums		Guarantees given by the company in favor of the directors
Year 2013	Year 2012	Year 2013	Year 2012
40	10	None	None

EVA CASTILLO SANZ

Remuneration in the form of advances, loans
Interest rate for the transaction		Main features of the transaction	Amounts potentially returned
0.00		None	None

Life insurance premiums		Guarantees given by the company in favor of the directors
Year 2013	Year 2012	Year 2013	Year 2012
20	2	None	None

36 44

b)	Remuneration accrued by Directors of the company for belonging to boards at other companies of the group:

i)	Cash remuneration (in thousands of €)

Name	Salary	Fixed Remuneration	Attendance fees	Short-term variable remuneration	Long-term variable remuneration	Remuneration for belonging to Committees of the Board	Termination benefits	Other ítems	Total year 2013	Total year 2012
CÉSAR ALIERTA IZUEL	0	0	0	0	0	0	0	0	0	0
ISIDRO FAINÉ CASAS	0	0	0	0	0	0	0	0	0	0
JOSÉ MARÍA ABRIL PÉREZ	0	0	0	0	0	0	0	0	0	0
JULIO LINARES LÓPEZ	0	0	0	0	0	0	0	300	300	0
JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	0	0	0	0	0	0	0	0
FERNANDO DE ALMANSA MORENO-BARREDA	0	163	0	0	0	0	0	120	283	392
EVA CASTILLO SANZ	0	38	0	0	0	0	0	0	38	185
CARLOS COLOMER CASELLAS	0	0	0	0	0	0	0	70	70	0
PETER ERSKINE	0	0	0	0	0	0	0	74	74	85
SANTIAGO FERNÁNDEZ VALBUENA	1,287	0	0	1,441	0	0	0	198	2,926	410
ALFONSO FERRARI HERRERO	0	76	0	0	0	0	0	120	196	276
LUIZ FERNANDO FURLÁN	0	95	0	0	0	0	0	160	255	281
GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	0	22	0	0	0	0	0	90	112	17
PABLO ISLA ÁLVAREZ DE TEJERA	0	0	0	0	0	0	0	0	0	0
ANTONIO MASSANELL LAVILLA	0	0	0	0	0	0	0	60	60	0
IGNACIO MORENO MARTÍNEZ	0	0	0	0	0	0	0	0	0	0
JAVIER DE PAZ MANCHO	0	129	0	0	0	0	0	120	249	834
CHANG XIAOBING	0	0	0	0	0	0	0	0	0	0

ii)	Share-based remuneration systems

iii)	Long-term savings systems

37 44

Name	Contribution for the year by the company (€ thousands)		Amount of accumulated funds (€ thousands)
	Year 2013	Year 2012	Year 2013	Year 2012
SANTIAGO FERNÁNDEZ VALBUENA	143	110	14	13
JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	136	128
JULIO LINARES LÓPEZ	0	0	266	256

iv)	Other benefits (in thousands of €)

SANTIAGO FERNÁNDEZ VALBUENA

Remuneration in the form of advances, loans
Interest rate for the transaction		Main features of the transaction	Amounts potentially returned
0.00		None	None

Life insurance premiums		Guarantees given by the company in favor of the directors
Year 2013	Year 2012	Year 2013	Year 2012
3	6	None	None

38 44

c)	Summary of remuneration (in thousands of €):

Must include in the summary the amounts for all items of remuneration included in this report that have been accrued by the director, in thousands of euros.

In the case of long-term saving systems, include contributions or funding for these types of systems:

39 44

	Accrued remuneration at the Company				Accrued remuneration at companies of the group				Total
Nombre	Total cash remuneration	Amount of shares provided	Gross profit on options exercised	Total year 2013 company	Total cash remuneration	Amount of shares provided	Gross profit on options exercised	Total year 2013 group	Total year 2013	Total year 2012	Contribution to savings system during the year
CÉSAR ALIERTA IZUEL	5,806	0	0	5,806	0	0	0	0	5,806	6,349	1,023
ISIDRO FAINÉ CASAS	288	0	0	288	0	0	0	0	288	327	0
JOSÉ MARÍA ABRIL PÉREZ	304	0	0	304	0	0	0	0	304	353	0
JULIO LINARES LÓPEZ	227	0	0	227	300	0	0	300	527	32,815	0
JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	4,951	0	0	4,951	0	0	0	0	4,951	2,610	550
FERNANDO DE ALMANSA MORENO-BARREDA	183	0	0	183	283	0	0	283	466	606	0
EVA CASTILLO SANZ	2,778	0	0	2,778	38	0	0	38	2,816	703	394
CARLOS COLOMER CASELLAS	293	0	0	293	70	0	0	70	363	321	0
PETER ERSKINE	274	0	0	274	74	0	0	74	348	397	0
SANTIAGO FERNÁNDEZ VALBUENA	0	0 0	0		2,926	0	0	2,926	2,926	410	143
ALFONSO FERRARI HERRERO	335	0	0	335	196	0	0	196	531	674	0
LUIZ FERNANDO FURLÁN	125	0	0	125	255	0	0	255	380	430	0
GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	331	0	0	331	112	0	0	112	443	398	0
PABLO ISLA ÁLVAREZ DE TEJERA	164	0	0	164	0	0	0	0	164	212	0
ANTONIO MASSANELL LAVILLA	201	0	0	201	60	0	0	60	261	235	0
IGNACIO MORENO MARTÍNEZ	149	0	0	149	0	0	0	0	149	135	0
JAVIER DE PAZ MANCHO	251	0	0	251	249	0	0	249	500	1,132	0
CHANG XIAOBING	120	0	0	120	0	0	0	0	120	135	0

TOTAL	16,780	0	0	16,780	4,563	0	0	4,563	21,343	48,242	2,110

40 44

D.2	Report the relationship between remuneration obtained by the directors and the results or other measures of the entity’s performance, explaining how any changes in the company’s performance may have influenced changes in the remuneration of the directors.

D.2.1 Annual variable remuneration

During the evaluation carried out by the Nominating, Compensation and Corporate Governance Committee based on the audited results for all of financial year 2013, the following measures of performance were taken into account:

•	Telefónica has considerably increased its generation of revenues and its OIBDA since 2006, although this growth reflects not only the organic growth of the business due to changes in scope (addition of O2 in 2006, global consolidation of VIVO in 2010) but also fluctuations in exchange rates.

•	As regards organic results, which reflect the underlying performance of the business, the decreasing growth trend affecting revenues and OIBDA in 2011 and 2012 has been reversed, and the Telefónica Group is again posting positive revenue growth in 2013, with no changes in OIBDA. Such OIBDA includes greater expenses in digital capabilities since the creation of the Digital unit, whose positive results in revenue generation are being reflected in 2013. In addition, the creation of the Global Resources unit has generated additional resources through savings in procurement-related negotiations and centralisation of expenses.

D.2.2 Medium/long-term variable remuneration

The performance of the Performance Share Plan that ended in 2013 depended on the results of Telefónica’s Total Shareholder Return (“TSR”) compared to that metric at the companies included in the FTSE Global Telecoms Index during a period of 3 years and according to the scale described above.

In order to determine the specific number of shares to be delivered at the end of the cycle, Kepler provided to the Nominating, Compensation and Corporate Governance Committee the results of Telefónica’s Total Shareholder Return compared to the changes in this same metric at the companies included in the FTSE Global Telecoms Index during the same period.

Telefónica’s TSR ended below the median according to the established scale of achievement. Therefore, the participants in the fifth cycle of the PSP, including the Executive Directors, were not entitled to receive any of the shares allotted in 2010.

41 44

D.3.	Report the results of the consultative vote of the shareholders on the annual remuneration report for the preceding financial year, indicating the number of votes against, if any:

	Number	% of total
Votes cast	2,479,166,261	54.47

	Number	% of total
Votes against	911,250,992	36.76
Votes in favour	1,340,593,648	54.07
Abstentions	227,321,621	9.17

E OTHER INFORMATION OF INTEREST

If there are any significant aspects regarding director remuneration that could not be included in the other sections of this report, but should be included in order to provide more complete and well-reasoned information regarding the remuneration structure and practices of the company with respect to its directors, briefly describe them.

As a consequence of the reorganisation carried out at the Telefónica Group on 26 February 2014, it is stated for the record that the Director Ms. Eva Castillo Sanz ceased to perform executive duties as Chairwoman of Telefónica Europe and her status changed from Executive Director to “Other External” Director.

Further Information to Section A.4

In 2013 there were two plans:

☐ The fifth and last cycle, having a duration of 3 years, of the Performance Share Plan (“PSP”), approved at the General Shareholders’ Meeting held on 21 June 2006. This cycle began in 2010 and ended on 1 July 2013. The maximum number of shares to which each participant was entitled was assigned on an individual basis at the beginning of each cycle.

In order to determine the specific number of shares to be delivered at the end of the cycle, the Committee, with the advice of Kepler, performed an evaluation of the metric for the Plan, according to the Total Shareholder Return (“TSR”) of Telefónica, compared to the changes in that metric at the companies included in the FTSE Global Telecoms Index during the same period.

In order to determine the level of achievement, the following scale, established at the beginning of the plan, was used: if the Telefónica TSR percentile is below the median: 0% of the allotted shares are vested; if the Telefónica TSR percentile coincides with the median: 30% of the allotted shares are vested; and if the Telefónica TSR percentile is above the median: 100% of the allotted shares are vested.

42 44

In this fifth and last cycle of this Plan (which ended on 1 July 2013), Telefónica’s TSR ended below the median according to the established scale of achievement, such that the participants in the fifth cycle of the PSP, among whom the Executive Directors are included, were not entitled to receive any shares.

☐ The Performance & Investment Plan (“PIP”), approved at the General Shareholders’ Meeting held on 18 May 2011, is made up of 3 cycles of 3 years each (the last cycle began in July 2013 and will end in 2016). At the beginning of each cycle, the maximum number of shares that each participant may receive is allotted on an individual basis, and provision is made for the possibility of co-investment, i.e. the possibility of increasing the initial allotment of shares by 25% (without any additional cost to the participant).

The delivery of the allotted shares, including those deriving from a possible co-investment, is subject to compliance with certain objectives:

☐ Continued employment at Telefónica during the 3 years of each cycle.

☐ Achievement of the Total Shareholder Return (“TSR”) metric at Telefónica vis-à-vis the changes in TSR at the companies included in the Dow Jones Sector Titans Telecom Index during the same period.

The percentage of allotted shares that may be vested according to the level of achievement of the relative TSR is as follows: if the Telefónica TSR percentile is below the median, 0% of the allotted shares are vested; if the Telefónica TSR percentile coincides with the median, 30% of the allotted shares are vested; if the Telefónica TSR Percentile is in the upper quartile, 100% of the allotted shares are vested; and if the Telefónica TSR percentile is in the upper decile, 125% of the allotted shares are vested.

Further information on the PIP is provided in section D.1.a) ii), Share-based remuneration systems.

Note to sections D.1 a) iii) and D.1 b) iii)

In connection with the Benefit Plan for Executives in which the Company’s Executive Directors participate, it is noted for the record that such Plan solely involves a contingent right, such that there is no vested right thereunder if the circumstances established in the respective Regulations (retirement, permanent disability while in office and death while in office) are not present.

The aforementioned Plan, under which Telefónica, S.A. is the policy-holder, has an accumulated balance of 21,945,168 euros as of 31 December 2013 for the four Directors who performed executive duties as of such date.

This annual remuneration report was approved by the board of directors of the company at its meeting of April 25, 2014.

43 44

State whether any directors voted against or abstained in connection with the approval of this Report.

No

Individual or company name of the director that did not vote in favour of the approval of this report	Reasons (opposed, abstained, absent)	Explain the reasons

44 44

2013 Financial Statements

Note 21. Other information

f) Directors´ and Senior Executives´ compensation and other benefits

Board of Directors’ compensation

The compensation of Telefónica members of the Board of Directors is governed by Article 35 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the directors. This compensation, as established in said article of the Bylaws, is compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Accordingly, the shareholders, at the Annual General Shareholders Meeting held on April 11, 2003, set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros, including a fixed payment and fees for attending meetings of the Board of Director’s Advisory or Control Committees. Total compensation paid to Telefónica’s Directors for discharging their duties in 2013 amounted to 3,516,669 euros in fixed compensation and attendance fees.

The compensation of Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Executive Commission and/or the Advisory and Control Committees consists of a fixed amount payable monthly, and fees for attending the meetings of the Board’s Advisory or Control Committees. Executive Directors other than the Chairman do not receive any amounts for their directorships, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

It is hereby stated that the Company’s Board of Directors, at its meeting of July 25, 2012, agreed to a 20% reduction of the amounts that the Board members receive for discharging their duties.

The tables below presents the fixed amounts established in 2013 for membership to Telefónica’s Board of Directors, Executive Commission and Advisory or Control Committees and the attendance fees of the Advisory or Control Committees.

Compensation of members of the Board of Directors and Board Committees

Amounts in euros
Position	Board of Directors	Executive Committee	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice Chairman	200,000	80,000	—
Executive	—	—	—
Proprietary	120,000	80,000	11,200
Independent	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*)	In addition, the amounts paid for attendance to each of the Advisory or Control Committee’s meetings is 1,000 euros.

Individual breakdown

Annex II provides a detail by individual, by compensation item, of the compensation and benefits paid by Telefónica, S.A. and other companies of the Telefónica Group to members of the Company’s Board of Directors in 2013.

Telefónica, S.A.    1

2013 Financial Statements

Appendix II: Board of Director’s Compensation

TELEFÓNICA, S.A.

(Euros)

Director	Wage / Compen- sation[1]	Fixed payment[2]	Attendance fees[3]	Short term variable compen- sation[4]	Fixed payments Board Committees[5]	Other items[6]	Total
Mr. César Alierta Izuel	2,230,800	240,000	—	3,497,448	80,000	204,655	6,252,903
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	8,000	288,000
Mr. José María Abril Pérez	—	200,000	8,000	—	95,867	—	303,867
Mr. Julio Linares López	—	200,000	7,000	—	19,600	—	226,600
Mr. José María Alvarez-Pallete López	1,923,100	—	—	1,626,713	—	128,330	3,678,143
Mr. Fernando de Almansa Moreno-Barreda	—	120,000	17,000	—	38,267	8,000	183,267
Ms. Eva Castillo Sanz	1,264,000	—	—	323,647	—	49,741	1,637,388
Mr. Carlos Colomer Casellas	—	120,000	25,000	—	139,733	8,000	292,733
Mr. Peter Erskine	—	120,000	29,000	—	124,800	—	273,800
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	—	120,000	44,000	—	163,067	8,000	335,067
Mr. Luiz Fernando Furlán	—	120,000	—	—	4,667	—	124,667
Mr. Gonzalo Hinojosa Fernández de Angulo	—	120,000	44,000	—	159,334	8,000	331,334
Mr. Pablo Isla Álvarez de Tejera	—	120,000	9,000	—	35,467	—	164,467
Mr. Antonio Massanell Lavilla	—	120,000	17,000	—	56,000	8,000	201,000
Mr. Ignacio Moreno Martínez	—	120,000	9,000	—	19,600	—	148,600
Mr. Javier de Paz Mancho	—	120,000	13,000	—	118,267	—	251,267
Mr. Chang Xiaobing	—	120,000	—	—	—	—	120,000

1	Wage: Non-variable compensation accrued by the Director for discharging executive duties.
2	Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of affective attendance by the Director at Board Meetings.
3	Attendance fees: Amounts payable for attendance to meetings of the Advisory or Control Committees, and the various Regional Advisory Committees in Spain (Valencia, Andalusia and Catalonia)
4	Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) for a period equal to or up to a year, corresponding to 2012 and paid in 2013. It is stated Ms. Eva Castillo Sanz was appointed Chairwoman of Telefónica Europe on September 17, 2012, date of commencement, therefore, of her executive duties within Telefónica Group. Concerning the bonus referred to 2013, to be paid during 2014, the Executive Directors will perceive the following amounts: Mr. César Alierta Izuel 3,050,000 Euros, Mr. José María Álvarez-Pallete López 2,900,000 Euros and Mrs. Eva Castillo Sanz 1,463,712 Euros.
5	Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
6	Other items: Includes, inter alia, amounts paid for membership of the Regional Advisory Committees in Spain (Valencia, Andalusia and Catalonia) and other “in- kind compensation” (such as general medical insurance and dental coverage), paid by Telefónica, S.A .

In addition, to detail the amounts included in the preceding table, the following table presents the specific compensation paid to Directors of Telefónica for membership of the various Advisory or Control Committees in 2013, including both fixed payments and fees for attending meetings:

Telefónica, S.A.    2

2013 Financial Statements

TELEFÓNICA, S.A. ADVISORY OR CONTROL COMMITEES

(Euros)

Director	Audit and Control	Nomination, Compensation and Corporate Governance	Human Resources, Reputation and Corporate Responsibility[1]	Regulation	Service Quality and Customer Service	International Affaires[1]	Innovation	Strategy	Institu- tional Affaires[1]	TOTAL 2013
Mr. César Alierta Izuel	—	—	—	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	5,667	18,200	—	—	23,867
Mr. Julio Linares López	—	—	—	—	—	—	—	9,533	17,067	26,600
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	—	—	14,200	—	10,334	—	20,200	10,533	55,267
Ms. Eva Castillo Sanz	—	—	—	—	—	—	—	—	—	—
Mr. Carlos Colomer Casellas	19,933	18,200	—	—	13,200	—	33,400	—	—	84,733
Mr. Peter Erskine	—	22,200	—	—	—	—	20,200	31,400	—	73,800
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	21,200	33,400	6,667	14,200	14,200	5,667	—	20,200	11,533	127,067
Mr. Luiz Fernando Furlán	—	—	—	—	—	4,667	—	—	—	4,667
Mr. Gonzalo Hinojosa Fernández de Angulo	24,933	22,200	6,667	17,933	13,200	5,667	—	21,200	11,533	123,334
Mr. Pablo Isla Álvarez de Tejera	—	20,200	4,667	14,933	4,667	—	—	—	—	44,467
Mr. Antonio Massanell Lavilla	19,200	—	4,667	—	25,400	—	15,200	—	8,533	73,000
Mr. Ignacio Moreno Martínez	10,533	—	—	9,533	8,533	—	—	—	—	28,600
Mr. Francisco Javier de Paz Mancho	—	—	11,333	14,200	8,533	5,667	—	—	11,533	51,267
Mr. Chang Xiaobing	—	—	—	—	—	—	—	—	—	—

1	The Human Resources, Reputation and Corporate Responsibility Committee and International Affairs Committee were disbanded on May 31, 2013. The Institutional Affairs Committee was established on the same date.

Telefónica, S.A.    3

2013 Financial Statements

On the other hand, the following table presents an individual breakdown of the amounts received from other Telefónica Group companies other than Telefónica, S.A., by Company’s Directors for discharging executive duties or for membership of the companies’ governing bodies and/or Advisory Boards of such companies:

OTHER TELEFÓNICA GROUP COMPANIES

(Euros)

Director	Wage / Compen- sation[1]	Fixed payment[2]	Attenda nce fees[3]	Short term variable compen- sation[4]	Fixed payments Board Committees[5]	Other items[6]	Total
Mr. César Alierta Izuel	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. Julio Linares López	—	—	—	—	—	300,000	300,000
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	163,427	—	—	—	120,000	283,427
Ms. Eva Castillo Sanz	—	38,353	—	—	—	—	38,353
Mr. Carlos Colomer Casellas	—	—	—	—	—	70,000	70,000
Mr. Peter Erskine	—	—	—	—	—	74,202	74,202
Mr. Santiago Fernández Valbuena	1,287,446	—	—	1,360,418	—	198,267	2,846,131
Mr. Alfonso Ferrari Herrero	—	75,531	—	—	—	120,000	195,531
Mr. Luiz Fernando Furlán	—	95,324	—	—	—	160,000	255,324
Mr. Gonzalo Hinojosa Fernández de Angulo	—	21,876	—	—	—	90,000	111,876
Mr. Pablo Isla Álvarez de Tejera	—	—	—	—	—	—	—
Mr. Antonio Massanell Lavilla	—	—	—	—	—	60,000	60,000
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	128,248	—	—	—	120,000	248,248
Mr. Chang Xiaobing	—	—	—	—	—	—	—

1	Wage: Non-variable compensation accrued by the Director for discharging executive duties of any Telefónica Group company.
2	Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of affective attendance by the Director at Board Meetings of any Telefónica Group company.
3	Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year referred to 2012 and paid during 2013 by any Telefónica Group Company. Concerning the bonus referred to 2013, the amount that will perceive the Executive Director Mr. Santiago Fernández Valbuena is 1,441,424 Euros.
5	Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
6	Other items: Includes, inter alia, amounts paid for membership of Regional and Business Advisory Committees (Europe, Latam and Digital) and other “in- kind compensation” (such as general medical insurance and dental coverage), paid by any Telefónica Group Company.

Telefónica, S.A.    4

2013 Financial Statements

Furthermore, as explained in the Compensation policy section, Executive Directors receive a series of employee benefits. The following table presents a breakdown of contributions made in 2013 by the Company to long-term savings schemes (Pension Plans and Pension Plan for Senior Executives):

LONG-TERM SAVINGS SCHEMES

(Euros)

Director	Contributions 2013 by the Company
Mr. César Alierta Izuel	1,023,193
Mr. José María Álvarez-Pallete López	550,436
Ms. Eva Castillo Sanz	393,796
Mr. Santiago Fernández Valbuena	142,559

The following table presents a breakdown of the long-term savings schemes, comprising contributions to Pension Plans and the Pension Plan:

(Euros)

Director	Contributions to Pension Plans	Contributions to Benefits Plan[1]
Mr. César Alierta Izuel	8,402	1,014,791
Mr. José María Álvarez-Pallete López	9,468	540,968
Ms. Eva Castillo Sanz	8,402	385,394
Mr. Santiago Fernández Valbuena	115,031	27,528

1	Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Pension Plan. It entails defined contributions equivalent to a certain percentage of the Director´s fixed remuneration in accordance with their professional category within the Telefónica Group´s organization.

Life insurance premiums paid in 2013 are as follow:

LIFE INSURANCE PREMIUMS

(Euros)

Director	Life insurance premiums
Mr. César Alierta Izuel	103,858
Mr. José María Álvarez-Pallete López	39,842
Ms. Eva Castillo Sanz	19,802
Mr. Santiago Fernández Valbuena	3,028

Regarding share-based payment plans (those exclusively for Executive Directors), there were two long-term variable compensation plans in place in 2013:

The “Performance Share Plan” (“PSP”) approved at the General Shareholders’ Meeting of June 21, 2006, whose fifth and final phase began in 2010 and ended in July 2013.

It is hereby stated that regarding the fifth phase of this Plan (2010-2013), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to Executive Directors.

The so-called “Performance & Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011 whose first phase began in 2011 and will end in July 2014, second phase began in 2012 and will end in July 2015, and third phase began in 2013 and will end in July 2016. It is hereby stated that the number of shares assigned and the maximum possible number of shares to be received by the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met, are as follows:

Telefónica, S.A.    5

2013 Financial Statements

First phase / 2011-2014

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	249,917	390,496
Mr. Julio Linares López	149,950	234,298
Mr. José María Álvarez-Pallete López	79,519	124,249
Mr. Santiago Fernández Valbuena	79,519	124,249

*	Maximum possible number of shares to be received if the co-investment requirement and maximum target TSR are met.

Second phase / 2012-2015

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	324,417	506,901
Mr. Julio Linares López(1)	13,878	21,686
Mr. José María Álvarez-Pallete López	188,131	293,955
Ms. Eva Castillo Sanz	95,864	149,787
Mr. Santiago Fernández Valbuena	103,223	161,287

(1)	The number of shares assigned to Mr. Linares was calculated in proportion to the time he discharged executive duties as Chief Operating Officer –COO- (from July 1, 2012 to September 17, 2012) during the second phase of the Plan.
*	Maximum possible number of shares to be received if the “co-investment” requirement and maximum target TSR are met.

Third phase / 2013-2016

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000
Ms. Eva Castillo Sanz	104,000	162,500
Mr. Santiago Fernández Valbuena	104,000	162,500

*	Maximum possible number of shares to be received if the “co-investment” requirement and maximum target TSR are met.

In addition, to reinforce Telefónica’ s status as a global employer, with a common remuneration culture throughout the Company, to encourage all Group employees to take an equity interest, and to motivate employees and boost their loyalty, at the Company’s General Shareholders’ Meeting of June 23, 2009, shareholders approved the introduction of a Telefónica, S.A. share incentive plan, the “Global Employee Share Plan” (“GESP”) for all employees of the Group worldwide (including executives and Executives Directors).

Under this plan, employees that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, for a period of up to 12 months (the acquisition period), with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,200 euros, while the minimum is 300 euros. Employees who remain at the Telefónica Group and retain their shares for an additional year after the acquisition period (the consolidation period) will be entitled to receive one free share per share acquired and retained until the end of the consolidation period.

During the first phase of this Plan (2010-2012), Directors participating, as they discharged executive duties in the Group, acquired a total of 604 shares (including free shares received under the general terms and conditions of the Plan).

Later, for the second phase of the Plan (2012-2014), approved at the General Shareholders’ Meeting of May 18, 2011, the Executive Directors that decides to take part contributing the maximum (i.e. 100 euros a month, over 12 months), had acquired a total of 328 shares.

It should be noted that the external Directors do not receive and did not receive in 2013 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’ s share price.

In addition, the Company does not grant and did not grant in 2013 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica as a listed company in that market.

Telefónica, S.A.    6

2013 Financial Statements

Senior executives’ compensation

Meanwhile, the Executives considered as Senior Executives (1) of the Company in 2013, excluding those that are also members of the Board of Directors, received a total, in 2013, of 9,709,715 euros.

In addition, the contributions by the Telefónica Group in 2013 with respect to the Benefits Plan for Senior Executives described in Note on “Revenue and Expenses” for these Executives amounted to 1,179,905 euros. Contribution to the Pension Plan amounted to 411,287 euros and compensation in kind (including life and other insurance premiums such us general medical and dental insurance) to 118,031 euros.

Also, it is hereby stated that regarding the fifth phase of the “Performance Share Plan” (“PSP”) (2010-2013), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to the Executives.

Regarding the above mentioned “Performance and Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011, a total of 422,344 shares were assigned to the Executives considered Senior Executives of the Company in the first phase (2011-2014), 623,589 shares in the second phase (2012-2015), and 650,000 shares in the third phase (2013-2016).

Finally, regarding the first phase of the “Global Employee Share Plan” (“GESP”) (2010-2012), Executives participating acquired a total of 872 shares (including free shares received under the general terms and conditions of the Plan). Regarding the second phase of the “Global Employee Share Plan” (“GESP”) (2012-2014), the Executives taking part and contributing the maximum (i.e. 100 euros a month, over 12 months), have acquire a total of 443 shares.

•	For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs, including the person in charge of the internal audit.

Telefónica, S.A.    7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 25th , 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors